MARK R. GREER

312.807.4393

mark.greer@klgates.com

Direct Fax: 312.827.8010

October 8, 2015

VIA EDGAR

Mr. James O’Connor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

Dear Mr. O’Connor:

This letter responds to comments you conveyed on September 11, 2015, regarding post-effective amendment no. 495 to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”), which is amendment no. 496 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PowerShares Exchange-Traded Fund Trust II (the “Trust”), and which is being made to register a new series of the Trust: the PowerShares DWA Tactical Sector Rotation Portfolio (the “Fund”). For your convenience, each of your comments, as we understand them, is repeated below, with responses immediately following. Where revised disclosure from post-effective amendment no. 495 is included in a response, we have marked the new disclosure in bold to show changes from the post-effective amendment, which was filed on July 24, 2015.

Please note — We have included for your convenience, where applicable, the page numbers of the Prospectus and the Statement of Additional Information located in post-effective amendment no. 495.

Prospectus

1.	Comment:	Page 4: Revise the disclosure under “Concentration Policy,” which appears to inadvertently describe the definition of concentration.

	Response:	We respectfully decline to revise the disclosure. Item 4(a) of Form N-1A requires funds to identify “any policy to concentrate in securities of issuers in a particular industry or group of industries,” which the Fund has done in this section. Moreover, Instruction 4 to Item 9(b)(1) of Form N-1A describes “concentration” as “investing more than 25% of a Fund’s net assets.” The Fund uses that same standard – i.e., more than 25% of the value of its net assets – to describe its concentration policy. Because the disclosure adheres to the language of Form N-1A, the Fund declines to amend the disclosure.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

October 9, 2015

2.	Comment:	Page 8: Describe the limitations of the Fund’s borrowing in the prospectus, as well as in the SAI.

	Response:	In response to the Staff’s comment, we have revised the disclosure under the section “Non-Principal Investment Strategies—Borrowing Money” to describe the specific limitations of the Fund’s ability to borrow money. That disclosure now reads as follows:

The Fund may borrow money to the extent permitted by (i) the 1940 Act, (ii) the rules and regulations promulgated by the Securities and Exchange Commission (“SEC”) under the 1940 Act, or (iii) an exemption or other relief applicable to the Fund from the provisions of the 1940 Act.

3.	Comment:	Page 9: Confirm the contractual fee waiver for the Fund’s investments in affiliated money market funds complies with Rule 12d1-1(b)(1) under the 1940 Act.

	Response:	We hereby confirm that the Fund’s investments in money market funds comply with Rule 12d1-1(b)(1).

Statement of Additional Information

4.	Comment:	Page 2: With regard to fundamental investment restriction no. 4, we note that the 1/3 limit on borrowings does not apply to repurchase agreements, only to loans of securities. Although repurchase agreements are loans, and the Staff has taken the position that a fund should not have on loan at any time more than 1/3 of its total assets (The Brinson Funds (November 25, 1997)), Section 18(f)(1) does not specifically mention repurchase agreements and the Staff has not taken this position with respect to them.

	Response:	The Funds understand that, unlike loans of portfolio securities, the Staff has not yet taken a position that repurchase agreements are subject to the continuing 300% asset coverage requirement of Section 18(f)(1) of the 1940 Act. However, the Fund considers its investment policy to be responsive to the requirements of Form N-1A and desires to keep its fundamental investment restrictions consistent with those of other series within the Trust, which include similar limitations on repurchase agreements.

*        *        *

We believe that this information responds to all of your comments. Please call me at (312) 807-4393 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Very truly yours,

/s/ Mark Greer
Mark Greer, Esq.

Copy:	Anna Paglia, Esq.

Eric Purple, Esq.

Adam Henkel, Esq.

PowerShares Exchange-Traded Fund Trust II

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

October 9, 2015

BY EDGAR

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

On behalf of PowerShares Exchange-Traded Fund Trust II (the “Trust”), we hereby make the following representations:

(i) The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii) The Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

POWERSHARES EXCHANGE-TRADED FUND TRUST II

By: /s/ Anna Paglia
Name: Anna Paglia
Title: Secretary of the Trust